
06012856



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY


RECEIVED
2006 APR 27 A 11:33

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

17.04.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

82-4270

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)** MMC
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated April 17, 2006: The unique diesel-electric ice-class container ship "Norilsk Nickel" comes into service

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

4/27


NORILSK NICKEL

17.04.2006

The unique diesel-electric ice-class container ship "Norilsk Nickel" comes into service

On April 15, the unique reinforced diesel-electric ice-class container ship, the "Norilsk Nickel", which has been officially handed over by the Aker Finnyards shipbuilding company, set sail from the port of Murmansk under the Russian state flag. The dry cargo vessel has been registered at the port of Murmansk, and has been given all the necessary documentation.

The "Norilsk Nickel" diesel – electric ship was launched in Finland in December 2005, and successfully underwent trials in the open sea of the Gulf of Finland before going on for ice trials in the Kara Sea and on the Yenisei river.

"The commissioning of the unique diesel–electric ship the "Norilsk Nickel" is an important step forward in achieving independence with regard to transportation", says Deputy General Director, Dmitrii Cheskis. "In refining our transportation and logistics, the intention of our company is to create its own fleet of five modern vessels to carry cargo along the North Sea Route, and this is in line with our planned strategy."

The diesel–electric ship the "Norilsk Nickel", with a deadweight of 14500 tonnes, is a Double Acting Ship that is capable of sailing in conditions of 1.5 metres of arctic ice.

The ship is equipped with a unique information terminal, which supplies the vessel's captain with on–line information concerning the condition of the ice cover along the ship's course, and enables him to choose the optimum route through heavy ice fields. This terminal, which has no equivalent elsewhere in the world, serves to guarantee the reliability, efficiency and safety of the vessel's navigation in ice conditions.

The ship is the only arctic transport vessel of its type so far in the world.

The MMC Norilsk Nickel Press Service
Tel: (+7) 495 797 8294
Fax: (+7) 495 786 8394
E-mail: uosmail@nornik.ru
www.nornik.ru